

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

<u>Via Email</u>
Kim Bradford
President and Chief Executive Officer
Osage Exploration and Development, Inc.
2445 Fifth Avenue, Suite 310
San Diego, CA 92101

   Re: **Osage Exploration and Development, Inc.**
       Form 8-K
       Filed October 10, 2012
       File No. 000-52718

Dear Mr. Bradford:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Ethan Horowitz

           Ethan Horowitz
           Branch Chief